Exhibit 99.1

Income Consolidated Operating Performance

Revenue increased in all sectors, sluggish steel sector impacted op. income

Revenue Operating Income Net Income

(in billion KRW) (in billion KRW) (in billion KRW)

36,855 47,887 68,939 3,868 5,434 5,413 3,242 4,186 3,700

Operating Margin 10.5% 11.3% 7.9%

2009 2010 2011 2009 2010 2011 2009 2010 2011

Net Profit Margin 8.8.% 8.7% 5.4%

(in billion KRW)

Steel·Support E&C ICT Energy Trading Chem & Mat’l

Revenue 2009 36,934 2,624 8,256 903 512 575

2010 46,666 9,410 7,923 866 833 783

2011 57,251 28,623 8,473 1,011 1,868 1,820

Operating Income

2009 3,354 35 351 12 81 35

2010 5,261 53 330 13 73 53

2011 4,873 306 287 26 124 119

Net Income

2009 3,253 21 348 56 59 30

2010 4,100 94 256 9 39 32

2011 3,759 195 155 24 19 76

Sales by sector: includes inter-company transactions

FY09 is based on K-GAAP

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Financial Structure Consolidated Operating Performance

Assets and liabilities rose due to increased working capital and investment

Assets Liabilities Equity

(in billion KRW) (in billion KRW) (in billion KRW)

51,553 69,418 78,372 18,193 30,881 37,644 33,360 38,537 40,728

2009 2010 2011

2009 2010 2011 Liability to Equity 54.5% 80.1% 92.4%

2009 2010 2011 Return on Equity 10.5% 11.6% 9.3%

(in billion KRW)

Steel·Support E&C Trading Energy Trading Chem & Mat’l

Assets Liabilities Equity

2009 49,375 1,347 6,360 662 1,748 437

2010 61,870 9,606 6,477 695 2,523 669

2011 69,263 12,121 8,765 743 3,080 1,511

2009 14,108 838 4,072 419 1,111 208

2010 20,269 7,519 3,632 448 1,921 342

2011 24,134 9,707 5,554 465 2,381 816

2009 35,267 509 2,289 243 636 229

2010 41,601 2,087 2,845 247 601 327

2011 45,129 2,414 3,211 278 699 695

Sales by sector: includes inter-company transactions

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